UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugène Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 3, 2024 titled “Adecoagro announces declaration of cash dividends”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: May 3, 2024

Adecoagro announces declaration of cash dividends

LUXEMBOURG, May 3, 2024/PRNewswire/ -- Adecoagro S.A. (NYSE: AGRO), a leading sustainable production company in South America, announced its Board of Directors has approved a cash dividend distribution of $17.5 million that represents approximately $0.1682 per share considering outstanding shares as of today, to shareholders of the Company of record at close of business on May 14, 2024, and payable on May 29, 2024.
This dividend distribution is the first of a two-tranche cash dividend payable in two installments. The second installment shall be payable on or about November 2024 in an equal cash amount.

For questions please contact:
Victoria Cabello
IR Officer
Email: ir@adecoagro.com

About Adecoagro:
Adecoagro is a leading sustainable production company in South America. Adecoagro owns 213.5 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 2.8 million tons of agricultural products and over 1 million MWh of renewable electricity.